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                                                                EXHIBIT 99(a)(4)

VIA FACSIMILE

Mr. David L. Johnson
Bond Purchase, LLC
1100 Main, Suite 2100
Kansas City, MO 64105

                 Re:  Hearth Hollow/McNeil Midwest Properties
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Dear Mr. Johnson:

     This will confirm our telephone conversation of this morning, in which we, in our capacity as counsel to the Special Committee of McNeil Investors, Inc., advised you that we had just been advised by McNeil Investors that it had today issued press releases announcing increases in the prices to be paid to Holders of Units in Hearth Hollow and McNeil Midwest Properties above the prices offered by you in your tender offers for a portion of the outstanding Units in each of those partnerships. We inquired whether Bond Purchase was willing to further increase its tender offer price, and we asked that you address the concerns we have previously expressed regarding your tender offer. In particular, we requested that you consider extending the tender offer to cover all outstanding Units.

     You declined to state whether you would increase your tender offer price or extend the offer to cover all outstanding Units, and you did not address any of the Special Committee's other concerns.

                                        Very truly yours,


                                        Ralph C. Walker


cc:  Mr. Paul B. Fay Jr.
     Mr. Ron Taylor
     Martha E. McGarry, Esq.